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ALLIANCE WITH
MIRANDA & ESTAVILLO

July 2, 2019

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Annovis Bio, Inc.
Amendment No. 1 Draft Registration Statement on Form S-1
Submitted May 24, 2019
CIK No. 0001477845

On behalf of our client, Annovis Bio, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2019 (the “Comment Letter”) relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement (the “DRS”).

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement on Form S-1 filed today (the “Registration Statement”).  We also describe below the changes the Company has made in response to the Staff’s comments in the Registration Statement and the prospectus included therein.

For the Staff’s convenience, we will send a copy of this letter, a clean copy of the Registration Statement and a copy of the Registration Statement marked to show all changes from the DRS via Federal Express.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.                                      We note your disclosure on page 1 that you have a “ready program” to conduct a second Phase 2a study in PD patients.  Please explain what you mean.

Response:  The Company has revised the sentence on page 1 to remove these words and explain that it has planned to commence the Phase 2a study in PD patients.

2.                                      We note your disclosure that you expect your lead compound to be efficacious and that you showed in studies that ANVS-401 was safe on page 1, that you expect to obtain FDA approval in 2024 on page 2 and that clinical studies and preclinical data have established and/or proven the safety or efficacy of ANVS-401 on page 3.  As your product candidate has not received FDA approval, it is premature to suggest or imply that it is safe or effective. Also, there can be no certainty as to when or if you will receive FDA approval.  Please revise your disclosure here and all similar statements throughout the prospectus accordingly. We will not object to statements that your product candidate was well-tolerated or to presentation in the Business section of the trial endpoints, the extent to which the end points were met or were not met, or the aggregate or summary data collected from your trials.

Response:  The Company has modified its disclosure throughout the document to conform to this comment to remove suggestions or implications that ANVS-401 is safe or effective.

3.                                      We note your disclosure on page 2 that successful termination of the Alzheimer’s disease and Parkinson’s disease study will “de-risk” ANVS-401 for use in neurodegenerative diseases and will validate the target and pathway. Please remove this statement and any other statements that imply that you will be successful in mitigating risk associated with drug development. Please also tell us what you mean by stating that termination of the study will validate the target and pathway.

Response:  The Company has deleted this statement on page 2 and inserted a statement it intends as more descriptive regarding its plans for a Phase 3 study.

4.                                      We note statements throughout that imply efficacy, such as “lowering their high levels of APP will restore axonal transport and homeostasis...and normalize their memory loss and dementia,” and “ANVS-401 treatment restores normal axonal transport and prevents or restores all those events all the way to preserving nerve cell health.” In addition, we note that your description of ANVS-401 under “Pathway Engagement” includes numerous statements claiming efficacy, such as “full recovery of memory, learning and brain function,” “normalizes all the functions that are negatively affected by disturbances of the transport,” and “normalizes the affected function in all diseases that we tested it in.” These are just examples. Please substantially revise your disclosure throughout your prospectus to remove these statements as determinations of efficacy are solely within the authority of the FDA.

Response:  The Company has modified these statements throughout the document to remove and modify these statements so as not to imply efficacy.  The Company has expressly referred to completed preclinical and clinical studies and the results that have occurred in those studies in the past tense, with inclusion of data point information in a summary manner, so as not to imply efficacy in any present or future context.  The Company has added a brief discussion of data points under “Our Company — Axonal Transport and Pathway Engagement — Pathway Engagement” on page 5 in the Summary and page 87 in the Business Section.

5.                                      We note your statement here and in the Business section that you have an ongoing Phase 2a proof-of-concept study in AD patients. Please tell us the status of the study, including the number of patients enrolled and whether you have started the study. Please add similar disclosure in the Business section.

Response:  The Company has added disclosure on page 2 and page 81 describing the status of the study, its commencement and the number of patients enrolled.

6.                                      You state that you have conducted clinical trials with 125 humans and these trials have shown promising clinical signals, including normalized levels of neurotoxic proteins. However, it appears that these results were only observed in your proof of concept study in five patients with mild cognitive impairment. Please revise to remove the implication that the clinical signals you list were observed in 125 humans and clarify that the AD patients had only mild cognitive impairment.

Response:  The Company has added disclosure to page 1 and page 81 to clarify the clinical signals were observed in five patients who had only mild cognitive impairment.

7.                                      Please provide us with support for your statement that AD and PD are the two largest medical needs for the aging U.S. population and two potentially largest markets.

Response:  The Company has modified this sentence on page 2 and page 82 to state that AD and PD are two of the largest medical needs for the aging U.S. population and two potentially large markets.

8.                                      Please revise your statement that focusing on AD in the DS population “perfectly represents AD” as this statement suggests that your studies in this population will translate to approval in the AD population generally.

Response:  The Company has revised this statement to indicate that DS population is substantially similar to AD population.

9.                                      Please explain your references to Parexel and Posiphen, as there is no explanation in the prospectus as to the relevance of these terms.

Response:  The Company has explained that Parexel as a clinical research organization on page 1.  The Company has removed references to Posiphen, a prior informal name for ANVS-401, that was included in certain imbedded graphics in the DRS.

10.                               We note your disclosure on page 5 that you have a Scientific Advisory Board. Please describe the role or function of the Scientific Advisory Board and whether there are any rules or procedures governing such board. Please also provide us with support for your statement that the board is composed of “world-renowned scientists.”

Response:  The Company has described the role of the Scientific Advisory Board and stated that it has no rules or procedures governing the board, except for restrictions place on the members by their universities on page 7.  We have also removed the term “world-renowned” with respect to the board members.

11.                               We note that you intend to conduct chronic toxicology studies in rats and dogs with the funds from the offering. Given that you are already testing ANVS-401 in humans, please explain the relevance of the animal toxicology study and whether it is necessary for you to continue studies in humans.

Response:  The Company has added explanation on page 8 that the toxicology studies are needed in order to then test for extended periods in humans.

Implications of Being an Emerging Growth Company, page 7

12.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company or anyone authorized on its behalf, has not made any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors
We have concentrated our research and development efforts on the treatment of AD and PD..., page 18

13.                               Please revise this risk factor to provide detail regarding the particular challenges in obtaining FDA approval for AD and PD.  For example, we note your statement on page 80 that since 2003, there have been over 500 clinical studies and no compound has shown efficacy.

Response:  The Company has revised the risk factor on page 19 to add references to challenges in obtaining FDA approval for AD and PD.

If we fail to comply with our obligations under our existing intellectual property license, page 37

14.                               Please expand this risk factor to disclose the term of the license agreement and under what circumstances Horizon would be able to terminate your license.

Response:  The Company added disclosure on page 38 regarding the term of the license agreement and under what circumstances the licensor would be able to terminate the license.

Industry and Other Data, page 55

15.                               Please revise to clarify your liability for statements included in the prospectus, regardless of the fact that you did not verify them and cannot guarantee their accuracy.

Response:  The Company has clarified this section on page 57 to remove statements that may be considered limitation on liability.

Use of Proceeds, page 57

16.                               We note your disclosure on page 6 that you intend to complete both Phase 2a studies with the funds raised in this offering. Please revise this section to make it clear that you expect the proceeds to be sufficient to fund both Phase 2a studies through completion, if accurate. In addition, we note your statement that the Phase 2a trial in AD patients is presently run and paid for by the Alzheimer’s Disease Cooperative Study. Please tell us what obligations you have, if any, to fund this trial and whether you will have to reimburse ADCS.  Please also tell us whether you have any agreement with ADCS relating to this study.  If so, please provide materially complete disclosure of the agreement and file it as an exhibit to the registration statement, or tell us why you believe you are not required to do so.

Response:  The Company has revised the disclosure on page 59 in response to the staff’s comment.  The Company has also added a description of the ADCS agreement on page 81 and filed it as Exhibit 10.7 to the registration statement.

17.                               Please revise to clarify what you mean by the remaining proceeds will be used to “provide runway” while raising money for the Phase 3 studies in AD-DS and PD.

Response:  The Company has revised the disclosure on page 60 to explain that it anticipates the offering will provide sufficient liquidity until the Company is able raise additional capital for the Phase 3 studies in AD-DS and PD

Founders’ Vision, page 78

18.                               Please revise this section to provide a balanced discussion of your business. Please also remove your statements that you have engineered medicines that normalize brain homeostasis and that you have been able to “stop every step leading to destruction up to the last step that is nerve cell death.” We note that your company is a clinical stage company and you have not yet established, and may never establish, the safety or efficacy of your product candidate. Please also remove the suggestion that investing in your company will help “patients [who] are desperately waiting for a solution to their problems” and will “solve neurodegeneration and protect nerve cells from dying.” Your disclosure in this section should be appropriately balanced to account for the risks of drug development. Please also provide the basis for your statement that “neurodegenerative diseases represent the biggest challenge facing us today.”

Response:  The Company has modified this section on page 80 to remove certain statements and provide a balanced discussion of its business.

Business
Target Engagement, page 82

19.                               Please revise the two tables on this page to make them more legible. Please make similar revisions to the tables on page 89.

Response:  The Company has revised the two tables on pages 85-86 and pages 91-92 to make them more legible.

Reproducible Results Across Species, page 92

20.                               Please remove your statement that it is rare to see “perfect reproducibility” across species or tell us why you believe this is an appropriate statements. Categorizing the observation of similar effects in various species as “perfect reproducibility” suggests that success in animal models guarantees success in humans. In addition, given your limited observations in humans, it is not appropriate to make this conclusion.

Response:  The Company has removed this term on page 2 and in the Business section on page 82 and replaced it with the term “substantially similar,” as it believes this is more indicative of the relationship.

Intellectual Property, page 100

21.                               We note your disclosure that your patent portfolio includes patents licensed from the NIH.  Please clarify whether this is referencing the patents that are licensed from Horizon. If not, please file the license agreement with the NIH as an exhibit and provide a summary of the material terms in the Material Agreements section on page 102.

Response:  The patents licensed from the NIH are the same patents licensed from Horizon.  The Company has modified the disclosure here and elsewhere in the document to clarify that the patents are co-owned by Horizon and the Public Health Service (PHS), of which the NIH is a component.

22.                               We note that certain of your patents in 2021 or 2022. Please revise your disclosure to explain the material impact, if any, of the patent expirations on your business and on the success of ANVS-401.  Please add risk factor disclosure to the extent appropriate.

Response:  The Company has added disclosure on page 105 and in the risk factor on page 39 regarding the patents that expire in 2021 and 2022 and the patent applications the Company has filed to prolong the patent life of ANVS-401.

Material Agreements, page 102

23.                               Please revise this section to disclose the duration of the license agreement and the termination provisions.  We note your disclosure on page 37 that you will have to pay royalties on sales pursuant to this agreement. Please disclose the amounts and the royalty term.  Please also tell us whether the current or contemplated Phase 2a trials trigger the

$230,000 payment and whether you plan to use any of the offering proceeds to pay amounts due under this agreement.

Response:  The Company has added disclosure on pages 107-108 regarding the royalty terms and the termination provisions of the license agreement.  The Company believes the Phase 2 milestone payment of $230,000 will become payable and has added disclosure in the Use of Proceeds on pages 59 to 60 to include all amounts that the Company expects to pay under the license agreement through 2020.

Management, page 113

24.                               Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:  The Company has added revisions on pages 119 and 121 to 122 for each director to describe the conclusion that such person should serve as a director of the Company.

Key Collaborators, page 114

25.                               Please disclose the specific role of the “Key Collaborators” and whether they are compensated or are party to any agreement with the company.

Response:  The Company has added disclosure on page 120 regarding the role of these persons and that there is no compensation paid by the Company or any agreement with these persons.

Board Composition
Election of Directors, page 116

26.                               We note your disclosure that your directors may only be removed for cause by the affirmative vote of the holders of at least two-thirds of your outstanding voting stock. It appears that Delaware law does not allow corporations to require a supermajority vote for the removal or directors or to restrict the removal of directors by shareholders to cases of cause unless the board is classified or the directors are elected via cumulative voting. Refer to Frechter v. Zier, C.A. No. 12038-VCG (Del. Ch. Jan. 24, 2017), In re VAALCO Energy, Inc. Consolidated Stockholder Litigation, C.A. No. 11775VCL (Del. Ch. Dec. 21, 2015) and Section 141(k) of the Delaware General Corporation Law.  Please advise.

Response:  The Company has removed these statements on page 122.

Principal Stockholders, page 126

27.                               Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Ben Franklin Technology Partners.

Response:  The Company has added a footnote on page 134 with this information.

Description of Capital Stock, page 128

28.                               We note that you refer shareholders to, in part, the relevant provisions of the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response:  The Company has modified the disclosure under this section on page 135 to remove such qualifications.

Choice of Forum, page 130

29.                               We note your disclosure that the Court of Chancery of the State of Delaware is the exclusive forum in which you and your directors may be sued by your stockholders. Please disclose whether that includes actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If your exclusive forum provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If it does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

Response:  The Company has expanded its disclosure regarding the choice of forum on page 138 in response to this comment.  The Company will ensure that the exclusive forum provision in its amended and restated bylaws will include a similar statement regarding these acts.

Notes to Financial Statements
Note 2: Summary of Significant Accounting Policies
(f) Research and Development, page F-8

30.                               In Management’s Discussion and Analysis of Financial Condition and Results of Operations at the top of page 72 you indicate that a $128,000 increase in intellectual property legal costs is included in research and development (R&D) expenses in 2018. The inclusion of these legal costs appears to conflict with your statement in the General and Administrative (G&A) Expenses disclosure on page 69 that professional fees for legal services, including patent-related expenses are included in G&A expenses. Please tell us the nature of these intellectual property legal costs and how their inclusion in R&D expenses is consistent with the guidance in ASC 730-10-55-2i.

Response:  The intellectual property legal costs primarily relate to attorney’s fees for the filing of patent applications covering ANVS-401 in the U.S. and international jurisdictions and the fees charged by the respective patent agencies.  The Company has reclassified these expenses from research and development expenses to general and administrative expenses and has revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 73 to 74 to reflect this reclassification. The financial statements for the years ended December 31, 2018 and 2017 and for the three months ended March 31, 2019 and 2018 have been restated to reflect this correction.

Note 7: Redeemable Convertible Preferred Stock and Stockholders’ Equity
c) Redeemable Convertible Preferred Stock, page F-15

31.                               You disclose that upon an initial public offering of your common stock with gross proceeds of at least $20 million your preferred stock will convert at the applicable per share conversion rate; $0.50 per share for Series A and $0.90 per share for Series A-1. Based on the over $6.5 million carrying value of your Series A preferred stock it appears that more than 13 million share of common should be issued, yet your disclosure on page 9 and throughout your filing implies a one-for-one conversion rate between your preferred and common stock. Please tell us why the carrying value of your Series A preferred stock is greater than the implied $0.50 per share issuance price and why a one-for-one conversion ratio into common stock is appropriate.

Response:  The Company has added disclosure on page F-16 and page F-38 to explain that the conversion of promissory notes into Series A preferred stock was treated as a capital transaction and that the carrying value of the Series A includes the excess of the carrying value of the promissory notes over the issuance price of the Series A into which they were converted.

The Series A preferred stock is convertible into common stock at a ratio which is calculated as the original issue price of $0.50 divided by the conversion price of $0.50, which results in a one-for-one conversion ratio.

General

32.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Company has added graphics on the inside front cover of the preliminary prospectus included in this filing.  The Company will provide all other such information prior to its use as requested in this comment.

Please contact me at (215) 979-1227 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ John W. Kauffman
John W. Kauffman

cc:	Maria Maccecchini, Annovis Bio, Inc.
Jeffrey McGroarty, Annovis Bio, Inc.
William Haddad, Esq., Venable LLP